Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 23, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10138
FT High Income Model Portfolio, 3Q ‘22
(the “Trust”)
CIK No. 1919024 File No. 333-265005

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the disclosure states, “The ETF allocations were determined based on the First Trust Advisors Model Investment Committee’s (the “Committee”) evaluation of a fixed income asset type’s relative value.” However, the disclosure later states, “In determining the asset allocation of the Trust’s portfolio, the Model Investment Committee considers the following…” It seems that there is actually more to the ETF allocation determination than just evaluation of a fixed income asset type’s relative value (i.e., “Interest Rate Outlook/Duration” and “Asset Type Fundamentals”). Please consider revising or reorganizing the disclosure for clarity. For example, would the disclosure beginning with “For each fixed income asset type…” fit within the “Asset Type Valuation” bullet?

Response:       In accordance with the Staff’s comment, the disclosure, in part, has been revised as follows:

“The ETFs included in the portfolio have been selected by the First Trust Advisors Model Investment Committee (the “Committee”) to have exposure to different fixed income asset types, including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds (bonds with a maturity of less than one year), and exposure to U.S. and non-U.S. markets. The Committee selected the ETFs through a dynamic approach based on the below factors and the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000 and at least 6 months of trading history). The following factors are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed income asset type that aids the Committee in determining ETF allocations for the Trust’s portfolio. Based on this holistic review, the Committee selects the ETFs that it believes have the best potential to achieve the Trust’s investment objectives.

- Interest Rate Outlook/Duration. The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond’s weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. The duration of the portfolio as of the Initial Date of Deposit is approximately 4.0 years.

- Asset Type Valuation. Asset type valuation is a determination of the attractiveness of a fixed income asset type on the basis of valuation. The Committee evaluates the relative value offered by different fixed income assets by analyzing yields (prioritizing ETFs with higher yields, i.e., the expected amount of income from a security relative to the market price of the security), spread (yield of one fixed income asset type to the yield of another fixed income asset type), credit fundamentals (metrics impacting overall credit risk for a fixed income asset type, including rate of default and trends in earnings), credit quality (limiting the maximum weight of high-yield credit to 60% of Trust assets) and supply and demand trends across the fixed income asset types (including new issue supply and maturity of the underlying securities).

- Asset Type Fundamentals. Asset type fundamentals are metrics that impact a particular fixed income asset type, such as underlying leverage of issuers, default rates of issuers (prioritizing ETFs that hold securities with lower rates of default), earnings and debt levels of issuers and interest coverage of issuers. The fundamentals are closely monitored and evaluated for trends that inform the Committee if risk is improving or deteriorating in the asset type.”

2.       Please clarify whether there are any specific requirements relating to maturity that will exclude an ETF from the portfolio.

Response: The Trust confirms there is no criteria as to maturity. The disclosure will be revised to state this.

3.       Please disclose how the “Interest Rate Outlook/Duration” bullet is used in the selection of the portfolio.

Response: The disclosure has been revised. Please refer to the Trust’s response to Comment 1 above. The Trust notes that the revised disclosure states that, “The following factors are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed income asset type that aids the Committee in determining ETF allocations for the Trust’s portfolio. Based on this holistic review, the Committee selects the ETFs that it believes have the best potential to achieve the Trust’s investment objective.” The disclosure then goes on to state that, “The duration of the portfolio as of the Initial Date of Deposit is approximately 4.0 years.”

4.       The Staff notes the “Asset Type Valuation” bullet states the Committee evaluates “price, yield and spread” for the asset types. What about credit fundamentals, credit quality, and supply and demand trends as noted in the second paragraph of the “Portfolio Selection Process” and discussed in Comment 1 above?

Response: The disclosure has been revised. Please refer to the Trust’s response to Comment 1 above.

5.       If accurate, please add “of issuers” after “underlying leverage” and “earnings and debt levels and interest coverage” in the “Asset Type Fundamentals” bullet.

Response: The disclosure has been revised in accordance with the Staff’s comment.

6.       If true, please clarify that the Committee allocates to asset types with improving risk trends in the “Asset Type Fundamentals” bullet.

Response: The Trust notes that the Committee does not always allocate to asset types with improving risk trends. The Committee evaluates the fundamental trends, both improving and deteriorating, to help them understand the overall risk/valuation tradeoff. While allocating to ETFs with improving risk trends may often be the case, it is not always a requirement for the Committee. For example, the Committee may select an ETF that has exposure to a specific sector that may be seeing some risk deterioration, but the Committee’s valuation of the ETF factors such risk trend into its price.

7.       The Staff notes the disclosure states, “The factors above are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed-income asset type that aids the Committee in determining the allocations.” This disclosure should be revised. It should not contain a list of factors without an explanation of how the factors are used/weighted. Are some factors more important than others? Does the Trust try to allocate equally to all asset classes?

Response: The Trust notes that the factors are not weighted in any determinative way, but rather are holistically considered in combination with each other to present a picture of suitability for allocation of the portfolio for each fixed income asset type. For example, while the Committee reviews interest rate outlook/duration, asset type valuation and asset type fundamentals, one factor is not allocated more than another after the review is completed. Based on this holistic review, the Committee allocates the ETFs that it believes have the best potential to achieve the Trust’s investment objectives. The disclosure has been revised to this effect. Please see the Trust’s response to Comment 1 above. The Trust also notes that it does not necessarily allocate equally to all asset classes.

Risk Factors

8.       Please update the disclosure in the last paragraph of the “Market Risk.” The Staff notes that quantitative easing ended a while ago and interests rate increases began last year.

Response:       The Trust confirms that the “Market Risk” will be revised to include updated disclosure.

9.       The Staff questions the relevance and impact of last sentence of the “Market Risk,” which discusses businesses transitioning back to the workplace post-pandemic. Please consider removing.

Response: In accordance with the Staff’s comment, the last sentence of the “Market Risk” will be removed.

10.       If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon